EX-FILING FEES

Calculation of Filing Fee Tables

SC TO-I

(Form Type)

Fidelity Private Credit Fund

(Name of Issuer)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$14,893,191(1)	0.0001476	$2,198.24(2)

Fees Previously Paid			—

Total Transaction Valuation	$14,893,191		$2,198.24

Total Fees Due for Filing			$2,198.24

Total Fees Previously Paid			—

Total Fee Offsets			—

Net Fee Due			$2,198.24

(1)

Calculated as the aggregate maximum purchase price for shares of beneficial interest, based upon the net asset value per share as of September 29, 2023, of $25.52. This amount is based upon the offer to purchase up to 583,589 common shares of beneficial interest, par value $0.01 per share, of Fidelity Private Credit Fund.

(2)

Calculated at $147.60 per $1,000,000.00 of the Transaction Valuation in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2024.